

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2010

Via U.S. Mail and Facsimile

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846

>   **Re: Independent Bank Corporation**
>   **Registration Statement on Form S-1**
>   **Filed September 3, 2010**
>   **File No. 333-169200**

Dear Mr. Shuster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 3, 2010

General

1. Please confirm, if true, that Dutchess is irrevocably bound to purchase all shares underlying the equity line agreement.

2. Please confirm, if true, that neither the company nor Dutchess has the ability to renegotiate terms of the agreement after filing or effectiveness of the registration statement.

Prospectus Cover Page

3. Please revise to disclose the percentage of the company's outstanding securities the shares being registered represents.

Summary

4. Please revise to include the information contained in the Summary section of your registration statement on Form S-1 (File No. 333-168032) to the extent that it is not specifically related to the public offering. Also include detailed descriptions of your capital plan and your December 2009 board resolutions similar to those contained in the public offering registration statement, including a description of the consequences of failure to comply with the capital requirements established by the resolutions. Finally, include a Selected Financial Information section in your filing that takes into account your August 2010 stock split.

Equity Line with Dutchess, page 5

5. Please review and revise this section to eliminate unnecessary repetition. In this regard, we note that the information contained in the first sentence of the second paragraph is nearly identical to the information contained in the first paragraph. Also confirm that all material aspects of the Equity Line, Investment Agreement and Registration Rights Agreement are discussed.

6. In the last sentence of the third paragraph you say that you "have no obligation to seek or obtain shareholder approval to issue shares of [your] common stock in excess of approximately 1,502,468." In light of your disclosures elsewhere regarding shareholder approval, please explain this statement.

7. We note the $15 million principal amount that is available under the equity line agreement. Please revise to include a discussion of the likelihood that the company will receive, or need, the full amount of proceeds available under the equity line agreement.

8. Please revise to disclose any fees or commissions the company paid to enter into the equity line, whether in cash or securities. Also, disclose any fees and commissions payable at the time of any put.

Risk Factors

General

9. It does not appear that Dutchess is contractually barred from engaging in short selling or other hedging transactions with respect to the company's common stock. Please include a risk factor noting, if accurate, that Dutchess may engage in such activities. Also, discuss the effects such activities may have on the market price of the company's common stock.

Each issuance of our common stock under the Equity Line..., page 6

10. Please revise this risk factor to include an example of the anti-dilution adjustments to your preferred stock and warrants.

We may not be able to access sufficient funds under the Equity Line when needed., page 6

11. Please revise this risk factor to address the following:

- Describe the limitations on your ability to put shares to Duchess imposed by the Investment Agreement.

- Reconcile the apparent inconsistency between your disclosure in this risk factor regarding the 4.99% ownership limitation and the following language from Section 2(J) of the Investment Agreement: "...provided that this sentence shall not be deemed to limit, reduce, or otherwise affect the Investor's obligation to purchase Shares pursuant to this agreement upon receipt of a Put Notice from the Company."

Certain Management Relationships and Benefits

Certain Relationships and Related Transactions, page 13

12. We note your disclosure that the loans and commitments to directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. If true, please confirm and revise your disclosure to indicate that the loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not <u>related to the lender</u>. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Selling Stockholder, page 14

13. Please include a statement, if accurate, that Dutchess' obligations under the agreement are not transferable.

14. Please revise the table to show the amount and percentage of stock owned by the selling shareholder assuming the maximum number of shares issuable under the Investment Agreement is issued.

Plan of Distribution, page 14

15. Please revise to include disclosure regarding any short selling and any other hedging activities that Dutchess may engage in, or has engaged in, with regard to the company's securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Michael G. Wooldridge, Esq.
        Seth W. Ashby, Esq.
            Varnum LLP